Exhibit 99.1

Media Release

April 1, 2014

TELUS offering $1.0 billion in new debt notes

7-year $500 million of notes with 3.20 per cent interest rate

30-year $500 million of notes with 4.85 per cent interest rate

Vancouver, B.C. – TELUS announced today it is offering $1 billion of senior unsecured notes in two series, the first with a 7-year maturity, the second with a 30-year maturity. The notes are offered through a syndicate of agents led by TD Securities, RBC Capital Markets, and Scotia Capital. Closing of the offering is expected to occur on or about April 4, 2014.

The 3.20 per cent 7-year Notes, Series CO, were priced at $99.739 per $100 principal amount for an effective yield of 3.242 per cent per annum and will mature on April 5, 2021. The 4.85 per cent 30-year Notes, Series CP, were priced at $99.874 per $100 principal amount for an effective yield of 4.858 per cent per annum and will mature on April 5, 2044.

The net proceeds will be used to repay bank indebtedness to be incurred to pay for the 700 MHz spectrum licences and for general corporate purposes.

“Upon closing of today’s debt offering, the average term to maturity of TELUS’ long-term debt will be 10.3 years, compared to 5.5 years at the end of 2012. Moreover, TELUS’ weighted average cost of long-term debt will be 4.89 per cent, as compared to 5.44 per cent at the end of 2012.” said Darren Entwistle, President and CEO of TELUS. “Our strong balance sheet and industry-leading leverage ratio provide TELUS with the unique ability to make core investments in our wireless and wireline broadband networks and services whilst simultaneously growing our dividend and executing on our share purchase programs on a sustained basis.”

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated November 15, 2013 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from TD Securities Inc., 222 Bay Street, 7th floor, Toronto Ontario, M5K 1A2 c/o Patrick Scace, telephone 416-308-2172 or e-mail Patrick.Scace@tdsecurities.com.

Forward Looking Statements

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the semi-annual dividend increases through 2016, ability to sustain and complete multi-year share purchase programs through 2016), qualifications and risk factors referred to in the 2013 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.4 billion of annual revenue and 13.3 million customer connections, including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Shawn Hall

TELUS Media Relations

604-619-7913

Shawn.Hall@TELUS.com

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